                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                 Deltagen, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    24783R103
                                 (CUSIP Number)

                                December 31, 2002
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)   |_| Rule 13d-1(c)   |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 24783R103
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Dresdner RCM Global Investors LLC  94-3244780

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]             (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             524,600

6 SHARED VOTING POWER           - 0 -

7 SOLE DISPOSITIVE POWER        78,600

8 SHARED DISPOSITIVE POWER      521,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      599,600

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.46%

12
TYPE OF REPORTING PERSON

      IA, OO

CUSIP No. 24783R103
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Dresdner RCM Global Investors
        US Holdings LLC  94-3244780

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]             (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             524,600

6 SHARED VOTING POWER           - 0 -

7 SOLE DISPOSITIVE POWER        78,600

8 SHARED DISPOSITIVE POWER      521,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      599,600

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.46%

12
TYPE OF REPORTING PERSON

      OO, HC

CUSIP No. 24783R103
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Dresdner Bank AG  13-2722082

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]             (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

      Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             524,600

6 SHARED VOTING POWER           - 0 -

7 SOLE DISPOSITIVE POWER        78,600

8 SHARED DISPOSITIVE POWER      521,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      599,00

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.46%

12
TYPE OF REPORTING PERSON

      BK, HC

Item 1(a) Name of Issuer:

      Deltagen, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

            740 Bay Road
            Redwood City, CA 94063-2469

Item 2(a) Name of Person Filing:

      (i)   Dresdner RCM Global Investors LLC
      (ii)  Dresdner RCM Global Investors US Holdings LLC
      (iii) Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

      (i)               Four Embarcadero Center
                        San Francisco, California  94111

      (ii)              Four Embarcadero Center
                        San Francisco, California  94111

      (iii)             Jurgen-Ponto-Platz 1
                        60301 Frankfurt, Germany

Item 2(c) Citizenship:

      Dresdner RCM Global Investors LLC - Delaware
      Dresdner RCM Global Investors
        US Holdings LLC - Delaware
      Dresdner Bank AG - Frankfurt, Germany

Item 2(d) Title of Class of Securities:

      Common Stock

Item 2(e) CUSIP Number:

      24783R103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (i)(e)    [X]   An investment adviser in accordance with
                      Section 240.13d-1(b)(1)(ii)(E)

      (ii)(g)   [X]   A parent holding company or control person in accordance
                      with Section 240.13d-1(b)(1)(ii)(G).

      (iii)(g)  [X]   A parent holding company or control person in accordance
                      with Section 240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership.

      See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      See Exhibit A.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003

By /s/ Robert J. Goldstein
      Robert J. Goldstein
      In his capacity as Managing Director,
      Chief Operating Officer & General Counsel
      of Dresdner RCM Global
      Investors LLC, General Counsel of
      Dresdner RCM Global
      Investors US Holdings LLC,
      and as Attorney-In-Fact
      for Dresdner Bank AG

EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser and a wholly owned subsidiary of Dresdner RCM US Holdings LLC ("DRCM Holdings"). DRCM Holdings, a Delaware Limited Liability Company, is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is an international banking organization headquartered in Frankfurt, Germany.

Dresdner RCM has filed this Schedule 13G pursuant to Section
240.13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 (the "Act"). DRCM Holdings and Dresdner have filed this Schedule 13G pursuant to Section 240.13d-(b)(1)(ii)(G) of the Act.

Dresdner RCM, DRCM Holdings and Dresdner are filing a joint statement on
Schedule 13G under the Act in connection with the common stock of Deltagen, Inc. Previously, Dresdner RCM and DRCM Holdings filed separately from Dresdner.

Dresdner RCM, DRCM Holdings and Dresdner are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

January 31, 2003

By /s/ Robert J. Goldstein
      Robert J. Goldstein
      In his capacity as Managing Director,
      Chief Operating Officer & General Counsel
      of Dresdner RCM Global
      Investors LLC, General Counsel of
      Dresdner RCM Global
      Investors US Holdings LLC,
      and as Attorney-In-Fact
      for Dresdner Bank AG

EXHIBIT B

                                POWER OF ATTORNEY

Dresdner Bank AG, a bank incorporated under the Laws of the Federal Republic of Germany, having its principal office at Jurgen-Ponto-Platz 1, Frankfurt am Main, Germany hereby authorizes

                                William L. Price,
                                       or
                               Robert J. Goldstein

each of them individually as attorney-in-fact and agent, to represent, sign, and deliver on behalf of Dresdner Bank AG, Frankfurt am Main, Schedule 13D, Schedule 13G or Form 13F under the Securities Exchange Act of 1934, as applicable, and all such other documents and make such other declarations as the attorney-in-fact shall deem appropriate in connection with the filing of such schedules and documents with the U.S. Securities and Exchange Commission (the "SEC") or with any other necessary person or entity, and to complete such schedules or documents and to make such statements or do such acts as are necessary to effect such filing. This Power of Attorney includes the power to effect such filing on EDGAR, the SEC's Electronic Data Gathering , Analysis, and Retrieval system. This Power of Attorney is valid for any acts required to effect the above-mentioned filings and will remain valid until being revoked by Dresdner Bank AG in writing.

Frankfurt am Main, August 3, 2001

                                Dresdner Bank AG

By:  /s/ Wolfgang Putz
     Wolfgang Putz
Title:  Director

By: /s/ Martin Bartels
    Martin Bartels
Title: Director